HUHTAMAKI
TAKING PACKAGING FURTHER

03 JAN 15 AM 11:07

03003584

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

SUPPL

December 31, 2002

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Press Release:

- Huhtamaki buys out minority stake in German subsidiary

Yours sincerely,

Mandi Alaterä
Communications Coordinator

dlw 2/4

HUHTAMÄKI OYJ PRESS RELEASE 31.12.02 AT 12.30 1(1)

HUHTAMAKI BUYS OUT MINORITY STAKE IN GERMAN SUBSIDIARY

Huhtamäki Oyj has today repurchased the shares of a German subsidiary, held as a minority position by a Dutch banking consortium, in order to optimize the company's balance sheet structure. The transaction was financed through new debt, which amounts to EUR 64 million, equal to the minority share in Huhtamaki's balance sheet.

Together with the company's share buybacks from the market, worth EUR 34 million by December 30, the conversion of the minority position into debt will bring the company's gearing (net debt to equity) close to the stated 100% target level. The effect on the 2003 income statement will be negligible, as the current minority share of profit is roughly equal to the expected increase in net financial expenses.

Inquiries: Mr. Timo Salonen, CFO, Tel. +358-50-577 4031

HUHTAMÄKI OYJ

Timo Salonen	Markku Pietinen
CFO	Group VP IR & Communications